

July 27, 2015

Via E-mail
Sean M. Healey
Chief Executive Officer and Chairman
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, FL 33401

> **Re: Affiliated Managers Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-13459**

Dear Mr. Healey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Item 1. Business, page 1

Structure and Relationships with Affiliates, page 3

1. We note from your website that you disclose flow charts that reflect your structure and relationships with Affiliates, including how future growth at Affiliates can impact future run rates and allocations to you based on the structure of your revenue sharing agreements. We think this information would be helpful for investors to understand. Please revise your disclosure to include this information in your discussion and present the related flow charts. Provide us with a draft of your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Assets under Management, page 20

2. We note that your rollforward of AUM (by distribution channel) presented on page 21 includes AUM from your consolidated affiliates as well as AUM from your equity method affiliates. In an effort to provide more clarity and linkage to your discussion of the changes in revenue and changes in your revenue by distribution channel within your results of operations (pages 22-24), please revise your future filings to disaggregate your AUM from consolidated affiliates from your equity method affiliates. Also, disaggregate the impact of your foreign exchange from your investment performance. Provide us with your draft disclosure.

Results of Operations, page 22

Revenue, page 23

3. We note within your discussion here and within your changes in revenue by distribution channel that you attribute year-over-year changes to changes in the composition of your AUM within the distribution channel, including changes in products. In an effort to provide more meaningful and transparent disclosure, please revise your future filings to include your AUM by asset class (e.g. equity, alternative, fixed income, etc.) for each distribution channel and discuss how the average fee rates differ within each class. Provide us with your draft disclosure.

Item 8. Financial Statements and Supplementary Data, page 34

Consolidated Statement of Changes in Equity, page 39

4. Please revise your future filings to disaggregate Affiliate equity activity at a level that better informs investors of the nature of each transaction with Affiliates such that the amounts could be reconciled with your disclosures in the respective financial statement footnotes. Provide us with your draft disclosure.

Notes to Consolidated Financial Statements, page 41

Note 17. Related Party Transactions, page 57

5. We note that you periodically issue Affiliate equity interests to and repurchase Affiliate equity interests from your Affiliate partners and that you paid $32.6 million and received $11.0 million for the year ended December 31, 2014. Please tell us and revise your future filings to clarify how such amounts reconcile to the activity presented in the Change from

Net Income (Controlling Interest) and Net Transfers with Non-Controlling Interests of $418.8 on page 61.

<u>Note 20. Affiliate Equity, page 60</u>

6. We note that you recognized "Transactions in Redeemable Non-Controlling Interest" of ($61.7) million in 2014. In an effort to provide more granular disclosure to investors, please revise your rollforward in future filings to disaggregate these transactions. Provide us with your draft disclosure.

7. Please explain to us how the sale of Affiliate equity as reflected in the Change in Net Income (Controlling Interest) and Net Transfers with Non-Controlling Interest resulted in a decrease in Controlling Interest Paid-in Capital of $33.3 million and how this amount reconciles to Affiliate equity activity presented in the Consolidated Statements of Changes in Equity on page 39.

8. We note that Affiliate equity interests provide holders with a ratable portion of ownership in Affiliates and that you periodically issue Affiliate equity interests to and repurchase Affiliate equity interests from your Affiliate partners and officers of AMG, with vesting, rights to cash flows and repurchase rights established at the time of grant or sale. In an effort to provide enhanced transparency of the terms of Affiliate equity interests that you periodically issue, please address the following:

    *   Tell us and revise your future filings to discuss if such interests and terms are different from the Affiliate equity interests issued in in connection with investments in new Affiliates business combinations, clarify whether they include the typical revenue sharing and other profits sharing arrangements that you use when you initially acquire interests in Affiliates, clarify if these equity interests always provide you with a conditional right to call and holders with a conditional right to put the equity interests at certain intervals and when such rights typically become exercisable.
    *   Clarify how Affiliate equity interests are recognized upon vesting.

    Provide us with your draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief